Exhibit 97.1

EVE HOLDING, INC.
Clawback Policy

(Modified on December 1st, 2023)

Background

Eve Holding, Inc. (the “Company”), with the approval of the Board of Directors (the “Board”), has adopted this Clawback Policy (this “Policy”), in the interest of promoting effective corporate governance, promoting accountability and promoting transparent and honest behavior by ensuring that incentive compensation is paid or awarded based on accurate financial results and the correct calculation of performance against incentive targets, and/or is paid or awarded. This Policy shall be effective as of the May 9, 2022 (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded or granted to Award Recipients on or after that date.

Policy Statement

Restatements

If there is a restatement of the Company’s financial statements filed with the Securities and Exchange Commission due to the Company’s material noncompliance with any financial reporting requirement under the U.S. federal securities laws (other than to comply with changes in applicable accounting principles) covering any of the three fiscal years preceding the payment or grant of Incentive Compensation, then the Company: (i) will, subject to and upon the approval and instruction of the Board acting fairly and reasonably in its discretion, recover from each member of the Company’s Executive Leadership Team, the Incentive Compensation paid to such member that was in excess of the Incentive Compensation that would have been paid to such member based on the restated financial statements, with such excess to be determined by the Company and approved by the Board, and (ii) may recover from any other Award Recipient (as defined herein), whose fraud or willful misconduct resulted in the restatement, any Incentive Compensation paid to that Award Recipient that was in excess of the Incentive Compensation that would have been paid to the Award Recipient based on the restated financial statements, with such excess to be determined by the Company.

Fraud or Willful Misconduct

If the Company acting fairly and reasonably in its discretion determines that any Award Recipient is guilty of fraud or willful misconduct or any other action or inaction that would give rise to a termination for Cause, but not result in a restatement of the Company’s financial statements, then, subject to the approval and instruction of the Board, the Company will have the right to recover, from that Award Recipient, any Incentive Compensation. The Board will, acting fairly and reasonably in its discretion, approve the recovery of Incentive Compensation from any member of the Executive Leadership Team.

Definitions and Interpretations

“Cause” shall have the meaning assigned to such term in the Award Agreements or in any individual employment, service, or severance agreement with the Award Recipient or, if any such agreement does not define “Cause,” Cause will have the meaning as defined in the Incentive Plans.

“Incentive Compensation” shall mean amounts granted, vested or paid under any incentive cash or equity compensation plan, program or arrangement of the Company or any of its subsidiaries (including, but not limited to, any cash incentive compensation plan, program, agreement or arrangement, and any equity or equity-based awards made under the Company’s 2022 Stock Incentive Plan, or any other incentive program of the Company (collectively, the “Incentive Plans”), during the three year period prior to the event triggering the clawback.

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“Executive Leadership Team” means (i) each of the Company’s executive officers, as determined by the Board of Directors in accordance with Section 10D of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed, including, without limitation, each of the Company’s “named executive officers” in accordance with Item 402 of Regulation S-K (17 C.F.R. §229.402), (ii) with respect to any restatement, any person who was an executive officer of the Company (within the meaning of clause (i) above) at any time during the three year period preceding the first day of the accounting period for the financial statements subject to such restatement, and (iii) any other person that is designated as a member of the executive leadership team by the Company.

“Award Recipient” means (i) any member of the Executive Leadership Team, and (ii) any other employee or individual service provider who receives cash or equity Incentive Compensation from the Company.

The amount with respect to which recovery shall be sought will be determined by the Company (or the Board in the case of a member of the Executive Leadership Team) based on such factors as considered relevant, including, but not limited to, the difference between the amount that was actually paid and what would have been paid based on the restatement (or restated results).

The Company will, subject to the approval of the Board in the case of a member of the Executive Leadership Team, determine the method for recouping any amount with respect to which recovery is sought, which may include, without limitation, (i) requiring reimbursement of cash Incentive Compensation previously paid, (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards, (iii) offsetting the recouped amount from any compensation otherwise owed by the Company or any of its subsidiaries to the applicable Award Recipient, (iv) cancelling outstanding vested or unvested equity awards, and/or (v) taking any other remedial and recovery action permitted by law, as determined by the Company.

The terms and provisions of the Incentive Plans and/or any written agreement pursuant to which awards were made thereunder (“Award Agreements”) shall control if there is a conflict between this Policy and the Incentive Plans and/or Award Agreements (provided that the absence of a clawback provision in such Incentive Plans and/or Award Agreements shall not be treated as a conflict).

No provision of this Policy shall limit the Company’s right to seek any additional equitable or legal remedies from any person and which arise under the facts which give rise to a claim by the Company under this Policy.

The Company shall not indemnify any affected Award Recipient against the loss of any incorrectly awarded Incentive Compensation.

Supplemental Executive Officer Clawback Policy

Notwithstanding the forgoing, each Executive Officer (as defined in Exhibit A) will be subject to the Supplemental Executive Officer Clawback Policy set forth on Exhibit A (the “Supplemental Policy”).

Amendment and Termination

The Company may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by a national securities exchange on which the Company’s securities are listed. The Company may terminate this Policy at any time.

Successors

This Policy shall be binding and enforceable against all persons and their respective beneficiaries, heirs, executors, administrators or other legal representatives with respect to any Incentive Compensation received or administered by such persons or entities.

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EXHIBIT A

EVE HOLDING, INC.

SUPPLEMENTAL EXECUTIVE OFFICER CLAWBACK POLICY

The Board of Directors (the “Board”) of Eve Holding, Inc. (the “Company”) believes that it is appropriate for the Company to adopt this Supplemental Executive Officer Clawback Policy (the “Policy”) to be applied to the Executive Officers of the Company and adopts this Policy to be effective as of the Effective Date.

1.      Definitions

For purposes of this Policy, the following definitions shall apply:

a)	“Committee” means the Board or such committee appointed by the Board.
b)	“Company Group” means the Company and each of its Subsidiaries, as applicable.
c)	“Covered Compensation” means any Incentive-Based Compensation granted, vested or paid to a person who served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation and that was Received (i) on or after the effective date of the NYSE listing standard which such date is the Effective Date, (ii) after the person became an Executive Officer and (iii) at a time that the Company had a class of securities listed on a national securities exchange or a national securities association.
d)	“Effective Date” means October 2, 2023.
e)	“Erroneously Awarded Compensation” means the amount of Covered Compensation granted, vested or paid to a person during the fiscal period when the applicable Financial Reporting Measure relating to such Covered Compensation was attained that exceeds the amount of Covered Compensation that otherwise would have been granted, vested or paid to the person had such amount been determined based on the applicable Restatement, computed without regard to any taxes paid (i.e., on a pre-tax basis). For Covered Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the Committee will determine the amount of such Covered Compensation that constitutes Erroneously Awarded Compensation, if any, based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Covered Compensation was granted, vested or paid and the Committee shall maintain documentation of such determination and provide such documentation to the NYSE.
f)	“Exchange Act” means the U.S. Securities Exchange Act of 1934.
g)	“Executive Officer” means each “officer” of the Company as defined under Rule 16a-1(f) under Section 16 of the Exchange Act, which shall be deemed to include any individuals identified by the Company as executive officers pursuant to Item 401(b) of Regulation S-K under the Exchange Act. Both current and former Executive Officers are subject to the Policy in accordance with its terms.
h)	“Financial Reporting Measure” means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures and may consist of GAAP or non-GAAP financial measures (as defined under Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Exchange Act), (ii) stock price or (iii) total shareholder return. Financial Reporting Measures may or may not be filed with the SEC and may be presented outside the Company’s financial statements, such as in Managements’ Discussion and Analysis of Financial Conditions and Result of Operations or in the performance graph required under Item 201(e) of Regulation S-K under the Exchange Act.

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i)	“Home Country” means the Company’s jurisdiction of incorporation.
j)	“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
k)	“Lookback Period” means the three completed fiscal years (plus any transition period of less than nine months that is within or immediately following the three completed fiscal years and that results from a change in the Company’s fiscal year) immediately preceding the date on which the Company is required to prepare a Restatement for a given reporting period, with such date being the earlier of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare a Restatement. Recovery of any Erroneously Awarded Compensation under the Policy is not dependent on if or when the Restatement is actually filed.
l)	“NYSE” means the New York Stock Exchange.
m)	“Received”: Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in or otherwise relating to the Incentive-Based Compensation award is attained, even if the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of that period.
n)	“Restatement” means a required accounting restatement of any Company financial statement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a “Big R” restatement) or (ii) to correct an error in previously issued financial statements that is not material to the previously issued financial statements but that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement). Changes to the Company’s financial statements that do not represent error corrections under the then-current relevant accounting standards will not constitute Restatements. Recovery of any Erroneously Awarded Compensation under the Policy is not dependent on fraud or misconduct by any person in connection with the Restatement.
o)	“SEC” means the U.S. Securities and Exchange Commission.
p)	“Subsidiary” means any domestic or foreign corporation, partnership, association, joint stock company, joint venture, trust or unincorporated organization “affiliated” with the Company, that is, directly or indirectly, through one or more intermediaries, “controlling”, “controlled by” or “under common control with”, the Company. “Control” for this purpose means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, contract or otherwise.

2.      Recoupment of Erroneously Awarded Compensation

In the event of a Restatement, any Erroneously Awarded Compensation Received during the Lookback Period prior to the Restatement (a) that is then-outstanding but has not yet been paid shall be automatically and immediately forfeited and (b) that has been paid to any person shall be subject to reasonably prompt repayment to the Company Group in accordance with Section 3 of this Policy. The Committee must pursue (and shall not have the discretion to waive) the forfeiture and/or repayment of such Erroneously Awarded Compensation in accordance with Section 3 of this Policy, except as provided below.

Notwithstanding the foregoing, the Committee (or, if the Committee is not a committee of the Board responsible for the Company’s executive compensation decisions and composed entirely of independent directors, a majority of the independent directors serving on the Board) may determine not to pursue the forfeiture and/or recovery of Erroneously Awarded Compensation from any person if the Committee determines that such forfeiture and/or recovery would be impracticable due to any of the following circumstances: (i) the direct expense paid to a third party (for example, reasonable legal expenses and consulting fees) to assist in enforcing the Policy would exceed the amount to be recovered (following reasonable attempts by the Company Group to recover such Erroneously Awarded Compensation, the documentation of such attempts, and the provision of such documentation to the NYSE), (ii) pursuing such recovery would violate the Company’s Home Country laws adopted prior to November 28, 2022 (provided that the Company obtains an opinion of Home Country counsel acceptable to the NYSE that recovery would result in such a violation and provides such opinion to the NYSE), or (iii) recovery would likely cause any otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of Company Group, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

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3.      Means of Repayment

In the event that the Committee determines that any person shall repay any Erroneously Awarded Compensation, the Committee shall provide written notice to such person by email or certified mail to the physical address on file with the Company Group for such person, and the person shall satisfy such repayment in a manner and on such terms as required by the Committee, and the Company Group shall be entitled to set off the repayment amount against any amount owed to the person by the Company Group, to require the forfeiture of any award granted by the Company Group to the person, or to take any and all necessary actions to reasonably promptly recoup the repayment amount from the person, in each case, to the fullest extent permitted under applicable law, including without limitation, Section 409A of the Internal Revenue Code and the regulations and guidance thereunder. If the Committee does not specify a repayment timing in the written notice described above, the applicable person shall be required to repay the Erroneously Awarded Compensation to the Company Group by wire, cash or cashier’s check no later than thirty (30) days after receipt of such notice.

4.      No Indemnification

No person shall be indemnified, insured or reimbursed by the Company Group in respect of any loss of compensation by such person in accordance with this Policy, nor shall any person receive any advancement of expenses for disputes related to any loss of compensation by such person in accordance with this Policy, and no person shall be paid or reimbursed by the Company Group for any premiums paid by such person for any third-party insurance policy covering potential recovery obligations under this Policy. For this purpose, “indemnification” includes any modification to current compensation arrangements or other means that would amount to de facto indemnification (for example, providing the person a new cash award which would be cancelled to effect the recovery of any Erroneously Awarded Compensation). In no event shall the Company Group be required to award any person an additional payment if any Restatement would result in a higher incentive compensation payment.

5.      Miscellaneous

This Policy generally will be administered and interpreted by the Committee.  Any determination by the Committee with respect to this Policy shall be final, conclusive and binding on all interested parties.  Any discretionary determinations of the Committee under this Policy, if any, need not be uniform with respect to all persons, and may be made selectively amongst persons, whether or not such persons are similarly situated.

This Policy is intended to satisfy the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as it may be amended from time to time, and any related rules or regulations promulgated by the SEC or the NYSE, including any additional or new requirements that become effective after the Effective Date which upon effectiveness shall be deemed to automatically amend this Policy to the extent necessary to comply with such additional or new requirements.

The provisions in this Policy are intended to be applied to the fullest extent of the law.  To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law.  The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy.  Recoupment of Erroneously Awarded Compensation under this Policy is not dependent upon the Company Group satisfying any conditions in this Policy, including any requirements to provide applicable documentation to the NYSE.

The rights of the Company Group under this Policy to seek forfeiture or reimbursement are in addition to, and not in lieu of, any rights of recoupment, or remedies or rights other than recoupment, that may be available to the Company Group pursuant to the terms of any law, government regulation or stock exchange listing requirement or any other policy, code of conduct, employee handbook, employment agreement, equity award agreement, or other plan or agreement of the Company Group.

6.      Amendment and Termination

To the extent permitted by, and in a manner consistent with applicable law, including SEC and NYSE rules, the Committee may terminate, suspend or amend this Policy at any time in its discretion.

7.      Successors

This Policy shall be binding and enforceable against all persons and their respective beneficiaries, heirs, executors, administrators or other legal representatives with respect to any Covered Compensation granted, vested or paid to or administered by such persons or entities.

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EVE HOLDING, INC.

CLAWBACK POLICY

ACKNOWLEDGMENT, CONSENT AND AGREEMENT

I acknowledge that I have received and reviewed a copy of the Eve Holding, Inc. Clawback Policy (as may be amended from time to time, the “Policy”) and I have been given an opportunity to ask questions about the Policy and review it with my counsel.  I knowingly, voluntarily and irrevocably consent to and agree to be bound by and subject to the Policy’s terms and conditions, including that I will return any Erroneously Awarded Compensation that is required to be repaid in accordance with the Policy.  I further acknowledge, understand and agree that (i) the compensation that I receive, have received or may become entitled to receive from the Company Group is subject to the Policy, and the Policy may affect such compensation and (ii) I have no right to indemnification, insurance payments or other reimbursement by or from the Company Group for any compensation that is subject to recoupment and/or forfeiture under the Policy. Capitalized terms not defined herein have the meanings set forth in the Policy.

Signed:                       _________________________________________

Print Name:               _________________________________________

Date:               _________________________________________